

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

March 31, 2009

<u>By U.S. Mail and facsimile</u>

Thomas F. Getten
Vice President, General Counsel and Assistant Secretary
W&T Offshore, Inc.
Nine Greenway Plaza, Suite 300
Houston, Texas 77046

   **Re: W&T Offshore, Inc.**
     **Registration Statement on Form S-3**
     **File No. 333-157793**
     **Filed March 9, 2009**

Dear Mr. Getten:

   We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.      We will not be able to accelerate the effectiveness of your registration statement until you file your definitive proxy statement that you have incorporated by reference into your 10-K filed March 2, 2009.

Calculation of Registration Fee

2.      We note your statement that "this registration statement also covers an indeterminate amount of securities that may be issued in exchange for, or upon conversion or exercise of, the debt securities, preferred stock, depositary shares or securities warrants being registered." While the number of securities underlying these exchangeable, convertible, or exercisable securities need not be determined at the time of effectiveness, the underlying securities must be included in the fee table. Please revise to indicate that all of the exchangeable, convertible, or exercisable securities are registered and included in the fee table.

Plan of Distribution, page 22

3.      We note your statement that if you use underwriters to sell your securities the underwriters may resell the securities at varying prices determined at the time of sale. In this regard, it appears that your securities may be issued in an "at the market" offering. Rule 415(a)(4) requires that in an "at the market" equity offering by the registrant, the underwriter must be named in a prospectus that is part of the registration statement. If the registration statement becomes effective without naming the underwriter, please confirm supplementally that a post-effective amendment will be filed for this purpose.

Exhibit 5.1

4.      We note that you are a Texas corporation issuing equity securities, but that your legal opinion is limited to New York and federal law. For equity securities, counsel must opine upon the corporate laws of the jurisdiction of incorporation of the registrant. Please revise.

5.      Please revise the legal opinion to indicate that the warrants are legal, binding obligations of the registrant.

6.      Please confirm that you will file a clean legal opinion for each shelf takedown.

Closing Comments

        Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review.

Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Sean Donahue at (202) 551-3579 or me at (202) 551-3745 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc:     Sean Donahue
        Jim Prince (713- 615-5962)